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FORM 4                                       U.S. SECURITIES AND EXCHANGE COMMISSION                              OMB APPROVAL

/ / Check this box if no longer                       Washington, D.C.  20549                            OMB Number       3235-0287
    subject to Section 16. Form 4                                                                        Expires:  December 31, 2001
    or Form 5 obligations may             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                   Estimated average burden
    continue. See Instruction 1(b).                                                                      hours per response .... 0.5

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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
1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person(s)
                                                                                            to Issuer (Check all applicable)
   Artemis America Partnership               Samsonite Corporation ("SAMC")
---------------------------------------------------------------------------------------         Director          X   10% Owner
   (Last)     (First)     (Middle)        3. I.R.S. Identification  4. Statement for        ---                  ---
                                             Number of Reporting       Month/Year               Officer (give        Other (specify
                                             Person, if an entity                           --- title below)     --- below)
   5 Boulevard de Latour Maubourg            (voluntary)               November 1999
----------------------------------------                            ----------------------------------------------------------------
              (Street)                                              5. If Amendment,     7. Individual or Joint/Group Filing (Check
                                                                       Date of Original     Applicable Line)
   Paris       France      75007                                       (Month/Year)             Form filed by one Reporting Person
----------------------------------------                                                    ---
   (City)      (State)     (Zip)                                                             X  Form filed by More than One
                                                                                            --- Reporting Person
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                         Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security   2. Transaction   3. Trans-     4. Securities Acquired (A)      5. Amount of       6. Owner-    7. Nature of
   (Instr. 3)             Date (Month/     action        or Disposed of (D)              Securities         ship         Indirect
                          Day/Year)        Code          (Instr. 3, 4 and 5)             Beneficially       Form:        Beneficial
                                           (Instr. 8)                                    Owned at End       Direct       Owner-
                                        --------------------------------------------     of Month           (D) or       ship
                                                                                                            Indirect
                                        Code       V     Amount      (A) or    Price     (Instr. 3 and 4)   (I)
                                                                     (D)                                    (Instr. 4)   (Instr. 4)
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   Common Stock          11/29/1999      P              4,166,666      A                  5,945,189 (1)      D
  ($.01 par value)                                       shares
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1 On July 13, 1999, Artemis America Partnership ("Artemis America") purchased from Apollo Investment Fund, L.P. 500 shares of
Series Z Convertible Preferred Stock ("Convertible Preferred Stock").  On November 5, 1999, Artemis America acquired from Samsonite
Corporation approximately 484 additional shares of Convertible Preferred Stock. On November 29, 1999, Artemis America converted the 984 shares of Convertible Preferred Stock into 4,166,666 shares of common stock.

                                                                                                                         Page 1 of 4

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (3-99)
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FORM 4 (continued)              Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                        (e.g., puts, calls, warrants, options, convertible securities)
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
1.Title of  2.Conver- 3.Transac- 4.Transac- 5.Number of 6.Date Exer- 7.Title and  8.Price of  9.Number of 10.Ownership 11.Nature of
  Derivative  sion or   tion Date  tion Code  Derivative  cisable and  Amount of    Derivative  Derivative   Form of      Indirect
  Security    Exercise  (Month/    (Instr.8)  Securities  Expiration   Underlying   Security    Securities   Derivative   Beneficial
  (Instr.3)   Price of  Day/Year)             Acquired    Date         Securities   (Instr.5)   Bene-        Security:    Ownership
              Deriv-                          (A) or      (Month/Day/  (Instr.3                 ficially     Direct (D)   (Instr.4)
              ative                           Disposed    Year)        and 4)                   Owned at     or Indi-
              Security                        of (D)                                            End of       rect (I)
                                              (Instr.3,                                         Month        (Instr.4)
                                              4, and 5)                                         (Instr. 4)
                                 --------------------------------------------------
                                                         Date  Expira-       Amount
                                  Code   V     (A)  (D)  Exer-  tion   Title   or
                                                        cisable Date         Number
                                                                               of
                                                                             Shares
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Series Z         2         2        P          484      11/5/99  N/A  Common 2,049,166 $12,294,996   0(2)       D
Convertible                                                           Stock
Preferred
Stock
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Explanation of Responses:

2.  On October 29, 1999, the conversion ratio for 500 shares of Convertible Preferred Stock became fixed such that each share of
    Convertible Preferred Stock is convertible into 4,234 shares of Common Stock.  On November 5, 1999, Artemis America acquired from Samsonite Corporation approximately 484 additional shares of Convertible Preferred Stock with each share of Convertible
    Preferred Stock convertible into 2,049,166 shares of common stock.  On November 5, 1999, Artemis America converted all of its
    Convertible Preferred Stock (including these 484 shares) into Common Stock (see Footnote 1).


                                                                      By: /s/ Emmanuel Cueff                       December 10, 1999
                                                                         ---------------------------------------   -----------------
** Intentional misstatements or omissions of facts constitute              **Signature of Reporting Person               Date
     Federal Criminal Violations.                                          Name:  Emmanuel Cueff
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                               Title:  General Secretary

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in the form are not
required to respond unless the form displays a currently valid OMB Number.                                               Page 2 of 4
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                             Joint Filer Information

Name:       Artemis Finance SNC

Address:    5 Boulevard de Latour Maubourg
            75007 Paris, France

Designated Filer:   Artemis America Partnership (1)

Issuer & Ticker Symbol:   Samsonite Corporation ("SAMC")

Date of Event Requiring Statement:   November 1999




Signature: /s/ Emmanuel Cueff                            Date: December 10, 1999
           -------------------------------------               -----------------
           Title:  General Secretary
           On behalf of Artemis Finance SNC


(1) Artemis Finance SNC is a general partner of Artemis America Partnership.

                                   Page 3 of 4

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                             Joint Filer Information

Name:       Artemis

Address:    5 Boulevard de Latour Maubourg
            75007 Paris, France

Designated Filer:   Artemis America Partnership (1)

Issuer & Ticker Symbol:   Samsonite Corporation ("SAMC")

Date of Event Requiring Statement:   November 1999




Signature: /s/ Emmanuel Cueff                            Date: December 10, 1999
           -------------------------------------               -----------------
           Title:  General Secretary
           On behalf of Artemis


(1) Artemis is a general partner of Artemis America Partnership.


                                   Page 4 of 4